UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PainReform Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.30 per share

(Title of Class of Securities)

M77798128

(CUSIP Number)

August 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. M77798128

1	NAME OR REPORTING PERSON L.I.A. Pure Capital Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.20% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”).

(2)	Based on a total of 3,468,243 ordinary shares, par value NIS 0.30, of PainReform Ltd. (the “Issuer” and the “Ordinary Shares”, respectively) outstanding as of July 9, 2024 (based on the Issuer’s proxy statement filed under its Report of Foreign Private Issuer on Form 6-K on July 9, 2024).

CUSIP No. M77798128

1	NAME OR REPORTING PERSON Kfir Silberman (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.20% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital.

(2)	Based on a total of 3,468,243 Ordinary Shares of the Issuer outstanding as of July 9, 2024 (based on the Issuer’s proxy statement filed under its Report of Foreign Private Issuer on Form 6-K on July 9, 2024).

Item 1(a).	Name of Issuer:

PainReform Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

65 Yigal Alon St., Tel Aviv 6744316

Item 2.	Identity and Background

(a)-(c) Pure Capital is an Israeli holding company incorporated in 2010. The address of its principal office and principal place of business is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916, c/o Kfir Silberman. As of the date of this Schedule, Kfir Silberman, an Israeli citizen, is the officer, sole director and serves as the chairman of the board of directors of Pure Capital.

Kfir Silberman is the control shareholder of Pure Capital. As of the date of this Schedule, Mr. Silberman owns 100% of the shares of Pure Capital. The address of his principal office and principal place of business is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.

(d)-(e) During the last five years, neither Pure Capital or Kfir Silberman (collectively, the “Reporting Persons”) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Kfir Silberman is an Israeli citizen. The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 26, 2024, a copy of which is attached hereto as Exhibit 1.

Item 3.	Source and Amount of Funds or Other Consideration

The Ordinary Shares reported herein as beneficially owned by Pure Capital were acquired with the working capital of Pure Capital as applicable (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.	Purpose of Transaction.

The Reporting Persons have not yet formalized any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons, at any time, and from time to time, may choose to sell or transfer any portion of the Ordinary Shares beneficially owned by the Reporting Persons and/or purchase any amount of additional Ordinary Shares, and/or review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5.	Interests in Securities of the Issuer.

(a)-(b) The information included herein is based on a total of 3,468,243 Ordinary Shares of the Issuer outstanding as of July 9, 2024 (based on the Issuer’s proxy statement filed under its Report of Foreign Private Issuer on Form 6-K on July 9, 2024).

Pure Capital has the sole dispositive and voting power over 250,000 Ordinary Shares, representing approximately 7.20% of the outstanding share capital of the Issuer.

Kfir Silberman does not directly own any Ordinary Shares. Mr. Silberman, as the owner and controlling shareholder of Pure Capital, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by Pure Capital.

(c) Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d) Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among L.I.A. Pure Capital Ltd. and Kfir Silberman, dated August 26, 2024

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KFIR SILBERMAN

/s/ Kfir Silberman
Kfir Silberman

L.I.A. PURE CAPITAL LTD.

/s/ Kfir Silberman
Kfir Silberman

Dated: August 26, 2024

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of the Schedule 13D

PAINREFORM Ltd.

Nature of the Transaction	Securities Purchased/ (Sold)	Price Per Security (US$)	Date of Purchase/ Sale
Purchase of Ordinary Shares	200,000	0.28	08/22/2024
Purchase of Ordinary Shares	50,000	0.26	08/23/2024